January 25, 2007

BY HAND

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Perry Hindin, Special Counsel
Mr. Jay Mumford, Esq.

	Re:	China Medical Technologies, Inc.
Registration Statement on Form F-3

Dear Mr. Hindin and Mr. Mumford:

On behalf of our client, China Medical Technologies, Inc., a Cayman Islands exempted company incorporated with limited liability (the “Company”), we enclose herewith three (3) copies of the Company’s revised draft registration statement on Form F-3 (the “Revised Registration Statement”) for review by the Securities and Exchange Commission (the “Commission”). The Revised Registration Statement has been marked to show changes to the initial draft registration statement submitted to the Commission on January 3, 2007. On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments either by revising the initial draft registration statement to comply with the comment or providing an explanation if the Company has not so revised the initial draft registration statement. In addition to the amendments made in response to the Staff’s comments, the Company has revised the initial draft registration statement to reflect developments since the time of the initial submission.

Set forth below are the Company’s responses to the comments contained in the letter dated January 23, 2007 from the Staff. The comments are retyped below for your ease of reference and are followed by a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears.

1.	Please revise your fee table to clarify, if true, that you are registering not only the shares of common stock underlying the notes in connection with the resale by the selling shareholders of the notes but also the resale by the selling stockholders of your shares of common stock issuable up conversion of the notes.

The Company has revised the fee table and the relevant footnote on the cover page in response to the Staff’s comment.

2.	If the shares of common stock you are registering are issuable upon conversion of accrued interest as well as principal, please clarify whether holders of the notes have the discretion to receive interest payments in cash or stock.

The Company has amended the disclosure on page 42 in response to the Staff’s comment.

*  *  *

If it would facilitate the Staff’s review of the Revised Registration Statement, we would be pleased to provide an electronic copy in PDF format.

If you have any question regarding the Revised Registration Statement, please do not hesitate to contact me at (852) 2514-7630 (work) or (852) 9032-1314 (cell) or Shuang Zhao at (852) 2514-7602 (work) or (852) 9408-6584 (cell).

Very truly yours,

/s/ Leiming Chen

Leiming Chen

Enclosures

cc:	Ms. Winnie Fan, Senior Manager
Mr. Sam Tsang, Chief Financial Officer
China Medical Technologies, Inc.
Shuang Zhao
Simpson Thacher & Bartlett LLP